

August 19, 2008

Mail Stop 7010

Via U.S. mail and facsimile

Ms. Rosemary Mergenthaler, President
Custom Automated Systems, Inc.
3 Wood Edge Court
Water Mill, New York 11976

Re: Custom Automated Systems, Inc.
        Amendment No. 7 to Registration Statement on Form S-1
        Filed on July 31, 2008
        File No. 333-149194

Dear Ms. Mergenthaler:

We have limited our review of your filing to those issues we have addressed in our additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements as of and for the period ending June 30, 2008.

Registration Statement Cover Page

2. Please revise the primary standard industrial identification code number to 6770 to reflect that this filing relates to a blank check company.

Overview of Rule 419, page 11

3. With respect to the current escrow arrangement in which the escrow funds are to be held in the account name of Michael S. Krome, Esq., IOLA Account, please revise to clarify that any interest on the account will be held for the benefit of the investors or registrant pursuant to Rule 419(b)(2)(v).

Release of Deposited Securities and Deposited Funds, page 13

4. We note your response to comment 3 in our letter dated July 28, 2008. However, please disclose what happens in the event investors request that funds be returned in an amount <u>exceeding</u> 19.9% of the proceeds.

Escrow Agreement, Exhibit 4.1

Escrow Deposits

5. As previously requested, please delete the references in Section 2.2 of the Escrow Agreement to gift share distributions, Gift Shares, and gift share transfer, since these terms appear inapplicable to your offering. Also delete any other references to Gift Shares, such as in Section 3.2. Please also revise Sections 2.8(3) and (4) to indicate that the sections refer to Rule 419.

As appropriate, please amend your registration statement in response to these comments. You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte P. Lippmann, Attorney at (202) 551-3713 or contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael S. Krome, Esq.
       8 Teak Court
       Lake Grove, NY 11755